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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Brookfield Private Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 World Financial Center, 200 Vesey Street, 11th Floor
(No. and Street)

New York (City) NY (State) 10281-1021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Brookfield Place, 181 Bay Street, Suite 1400 (Address) Toronto (City) Ontario (State) M5J2V1 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

KH 3/29

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Brookfield Private Advisors LLC as at December 31, 2010, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn
to before me this th
day of February, 2011

GAYLE G. BRAUNSTEIN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 8/19/2015

Brookfield Private Advisors LLC

(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2010

Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brookfield Private Advisors LLC
(a wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)
Index
December 31, 2010

Page(s)

Deloitte.

Deloitte & Touche LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Independent Auditors' Report

To the Members of
Brookfield Private Advisors LLC

We have audited the accompanying statement of financial condition of Brookfield Private Advisors LLC (the "Company") (a wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brookfield Private Advisors LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Chartered Accountants
Licensed Public Accountants
February 24, 2011

Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)

Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 4,546,635
Fees receivable	515,000
Other assets	3,846
Total assets	$ 5,065,481
Liabilities and Member's Equity	
Liabilities	
Due to affiliate	$ 766,837
Compensation payable	1,400,000
Accounts payable and accrued expenses	36,493
Total liabilities	2,203,330
Member's equity	2,862,151
Total liabilities and member's equity	$ 5,065,481

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Brookfield Private Advisors LLC (the "Company"), a wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC (the "Parent"), is a limited liability company and was formed under the laws of State of Delaware on July 21, 2009. On March 31, 2010 the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

The Company acts primarily as a broker or dealer selling private placements of securities and performing investment advisory services.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Subsequent events have been evaluated through the date of issuance of these financial statements.

Revenue

All advisory revenues are recorded as earned.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

3. Transactions with Related Parties

The Company maintains an administrative services agreement with affiliate. Pursuant to the agreement, the affiliate provides accounting, administrative, office space human resources and other services. Approximately $766,837 remains unpaid at December 31, 2010 and is included in the accompanying statement of financial condition.

3. Transactions with Related Parties

The Parent provides compensation to certain key employees of the Company in the form of share-based awards which are cash settled and are based on the market price of the Parent's shares. The obligations for the share-based awards are accrued over the vesting period and the accrued obligations are periodically adjusted for fluctuations in the market price of the Parent's shares and dividends accrued. The Parent manages this program for the Company in accordance with the shared services agreement between the Company and the Parent. During 2010, the company expensed $310,000 relating to the stock based compensation all of which remains unpaid at December 31, 2010.

The Company provided advisory services to another affiliate and earned fees in the amount of $500,000 which remained unpaid at December 31, 2010 and included in fees receivable in the accompanying statement of financial condition.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 during the first twelve months of becoming a broker dealer). At December 31, 2010, the Company had net capital of $ 2,343,305 which exceeded the required net capital by $2,067,889. The ratio of aggregate indebtedness to net capital, at December 31, 2010 was .94 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

5. Concentration

Substantially all of the assets of the Company are held by a single bank.

6. Going Concern

Because of the start-up nature of operations and the accumulated losses the company is economically dependent on the Parent for ongoing support including meeting working capital requirements and regulatory capital adequacy needs.

7. Subsequent Event

Subsequent to year end, the parent made a capital contribution in the amount of $5,000,000.